Ecopetrol obtains authorization to execute a loan agreement with an international bank for two-hundred fifty million dollars

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the "Company") announces that the Ministry of Finance and Public Credit ("MHCP") has authorized Ecopetrol to execute a loan agreement for up to two-hundred fifty million dollars through Resolution 2476 dated August 20, 2024.

The loan is expected to be executed by and between the Company, as borrower, and Sumitomo Mitsui Banking Corporation, as lender. The term of the loan is expected to be five years, with the principal payable at maturity and a variable interest rate. The proceeds from this transaction are expected to be allocated to non-investment expenses, including the repayment of financial commitments maturing 2026.

According to the procedure outlined in the contract, the MHCP reviewed and authorized the terms, which anticipate borrower default events such as non-payment or failure to fulfill obligations. If these events materialize, the lenders may demand early repayment. Additionally, Ecopetrol may seek recourse if the agreed disbursements are not made. All of the above is in compliance and will be governed by the laws of the State of New York.

Bogota D.C., August 21, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co